(212) 318-6800
mikerosella@paulhastings.com

April 19, 2006	58278.00002
VIA E-MAIL AND EDGAR
Ms. Rochelle K. Plesset
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc. Registration Statement on Form S-11 (333-130256) Registration Statement on Form S-11 (333-130257)
Dear Ms. Plesset:
This letter supplements our response to you in our letter dated March 1, 2006, addressing your questions regarding the applicability of Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) in the above-captioned matter. In particular, you asked us to discuss the investment company status of each of the subsidiaries of Crystal River Capital, Inc. (“Crystal River”), the Registrant. You also asked us to update our analysis of Crystal River’s status under Section 3(c)(5)(C) on the basis of its financial position as of December 31, 2005.
Crystal River’s Subsidiaries
Crystal River currently has the following subsidiaries: Crystal River Capital TRS, Inc., a wholly owned subsidiary that has elected to be treated as a “taxable REIT subsidiary” for federal tax purposes (“Crystal River TRS”), Crystal River CDO 2005-1, Ltd., a Cayman Islands exempted company with limited liability (“CDO Cayman”), Crystal River CDO 2005-1 LLC, a Delaware limited liability company (“CDO Delaware”), CRC SPV1, LLC, a wholly owned subsidiary of Crystal River (“SPV1”), and CRC SPV2, LLC, a wholly owned subsidiary of Crystal River (“SPV2”).
Crystal River TRS currently has no assets, except for the nominal capital contribution of U.S. $100 Crystal River made to it in connection with its formation, and no operations. For purposes of Crystal River’s Section 3(c)(5)(C) determination, therefore, we have disregarded the corporate existence of Crystal River TRS and included the value of Crystal River’s nominal investment in Crystal River TRS as “miscellaneous” assets on Crystal

Ms. Rochelle K. Plesset
April 19, 2006

River’s balance sheet. We have determined that in these circumstances, Crystal River TRS would not fall within the definition of investment company in Section 3(a)(1)(A) since it is not engaged or proposing to engage (or holding itself out as being engaged or proposing to engage) primarily in the business of investing, reinvesting or trading in securities, or Section 3(a)(1)(C) since it is not engaged or proposing to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owning or proposing to acquire “investment securities.” 1 Once it begins operations, Crystal River TRS intends to qualify for the Section 3(c)(5)(C) exclusion.
CDO Cayman, CDO Delaware, SPV1 and SPV2 were all established by Crystal River in connection with a recent collateralized debt obligation financing. Under the terms of this financing, CDO Cayman and CDO Delaware co-issued various classes of floating rate and fixed rate notes designated as Classes A — H (“Notes”), which were collateralized by the assets of CDO Cayman (see itemization below) contributed by Crystal River, and CDO Cayman issued preferred shares (“Preferred Shares”). Classes A — D-2 of the Notes were offered in the U.S. in reliance on the exemption provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) to persons that were both Qualified Institutional Buyers and Qualified Purchasers, and outside the U.S. in compliance with Regulation S under the Securities Act to persons other than U.S. Persons or U.S. Residents.
SPV1 purchased 100% of the issued Class E Notes, and SPV2 purchased 100% of the issued Class G Notes, Class H Notes, and Preferred Shares. Crystal River purchased 100% of the issued Class F Notes, and also acquired all of the ordinary shares (for a capital contribution of U.S. $250) issued in connection with the formation of CDO Cayman (“Ordinary Shares”). In addition, Crystal River acquired all of the limited liability company membership interests (for a capital contribution of U.S. $10) in CDO Delaware.
As of December 31, 2005, CDO Cayman had total assets of $297.3 million. Of this amount, $90.9 million consisted of commercial mortgage-backed securities (“CMBS”) (no portion of which consisted of a first loss position in the pool issuing the CMBS), $157.4 million consisted of classes of non-agency residential mortgage-backed securities (“RMBS”) (no portion of which consisted of whole pools of RMBS issuances or first loss positions in a pool issuing RMBS), and $48.9 million consisted of whole mortgage loans, mezzanine loans and B-Notes (subordinated positions in first mortgage loans).
CDO Cayman is relying on the exclusion from the definition of investment company provided by Section 3(c)(7) of the Investment Company Act. In this regard, CDO Cayman is not making or proposing to make a public offering of its securities and has as

[1]	We do not believe the definition of investment company in Section 3(a)(1)(B) of the Investment Company Act would be applicable in these circumstances since Crystal River TRS is not issuing face-amount certificates of the installment type and does not have any such certificates outstanding.

Ms. Rochelle K. Plesset
April 19, 2006

investors only U.S. Persons and U.S. Residents that are Qualified Purchasers, as defined in Section 2(a)(51) of the Investment Company Act and the rules promulgated thereunder (as well as Qualified Institutional Buyers, as defined in Rule 144A under the Securities Act). Because Crystal River owns all of the outstanding “voting securities” of CDO Cayman, CDO Cayman is a “wholly owned subsidiary” of Crystal River within the meaning of Section 2(a)(43) of the Investment Company Act. Therefore, for purposes of evaluating its status under Section 3(c)(5)(C), as of December 31, 2005, Crystal River combines its assets and liabilities with the assets and liabilities of CDO Cayman using principles of consolidation.2
As a special purpose entity formed merely to serve as co-issuer of the Notes, CDO Delaware holds no assets except for its equity capital of $10 required to maintain its legal existence in the State of Delaware. CDO Delaware has not retained any of the proceeds of the Notes which it co-issued with CDO Cayman. All of the Note proceeds were used to purchase assets pledged as collateral for the Notes. We have concluded, therefore, that CDO Delaware does not fall within the definition of investment company in Section 3(a)(1) of the Investment Company Act. Because it has no assets (except for its equity capital valued at $10), CDO Delaware could not be regarded as being engaged or proposing to engage (or holding itself out as being engaged or proposing to engage) primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A), or being engaged or proposing to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owning or proposing to acquire investment securities, within the meaning of Section 3(a)(1)(C).3
SPV1 and SPV2 are wholly owned subsidiaries of Crystal River. SPV1 was established as a special purpose vehicle to hold as its sole asset Class E Notes co-issued by CDO Cayman and CDO Delaware, and SPV2 was established for the sole purpose to hold certain Classes of Notes also co-issued by CDO Cayman and CDO Delaware, as well as Preferred Shares issued by CDO Cayman. SPV1 and SPV2 have no liabilities. We have determined that in these circumstances, since the value of Crystal River’s investment in

[2]	We believe that consolidation treatment is appropriate in these circumstances because Crystal River, as the holder of all equity “voting” interests in CDO Cayman, owns all of the assets of CDO Cayman. This approach is consistent with the approach the Securities and Exchange Commission (“Commission”) has taken in similar contexts – e.g., in Rule 3a-1. In addition, in undertaking this approach, Crystal River does not have in mind any regulatory avoidance purpose that might cause the Commission staff to question its motive and countermand its use of consolidation principles in these circumstances. Cf. Investment Company Act Release Nos. 10937, n. 5 (Nov. 13, 1979) (proposing Rule 3a-1) and 11551, nn. 6-9 and accompanying text (Jan. 14, 1981) (adopting Rule 3a-1) (discussing abusive use of consolidation principles and when Rule 3a-1 would not be available in such cases).

[3]	The definition of investment company in Section 3(a)(1)(B) of the Investment Company Act would not apply in the circumstances since CDO Delaware is not engaged or proposing to engage in the business of issuing (or has outstanding) “face-amount certificates of the installment type,” as defined in Section 2(a)(15) of the Investment Company Act.

Ms. Rochelle K. Plesset
April 19, 2006

SPV1 and SPV2 is equal to the value of the assets of each of these entities, the legal existence of SPV1 and SPV2 may be disregarded for purposes of evaluating their status under the Investment Company Act, and that Crystal River may be considered to be the direct holder of the assets each holds.
Update of Investment Company Analysis to Reflect 12/31/05 Numbers
As of December 31, 2005, Crystal River had total assets of approximately $2,669.8 million. Of this amount, approximately $1,663.5 million, or about 62.3%, consisted of investments in whole pool agency certificates, and approximately $110.0 million, or about 4.1%, consisted of whole mortgage loans and construction loans. On the basis of Commission staff positions taken in no-action letters, we have classified these investments as Qualifying Assets for purposes of Section 3(c)(5)(C). In addition, as of December 31, 2005, approximately $206.3 million of Crystal River’s total assets consisted of investments in CMBS ($180.4 million of which were non-first loss positions in the related CMBS pool, and $25.9 million of which were first loss positions in the related CMBS pool), $512.7 million consisted of investments in RMBS ($17.9 million of which consisted of first loss positions and no portion of which constituted “whole pool” investments), and $36.5 million consisted of investments in B Notes and mezzanine loans. For purposes of the Section 3(c)(5)(C) analysis as of December 31, 2005 only, we have treated all investments in CMBS, RMBS, B Notes and mezzanine loans as Real Estate-Related Assets. 4
On the basis of the foregoing, therefore, approximately 66.4% of Crystal River’s total assets as of December 31, 2005 consisted of Qualifying Assets, and an additional 28.3% consisted of Real Estate-Related Assets. Accordingly, as of December 31, 2005, Crystal River satisfied the asset composition requirements for reliance on Section 3(c)(5)(C), as set forth in Commission staff no-action letters.
The analysis provided in our earlier letter regarding the “redeemable securities” requirement of Section 3(c)(5)(C) is unchanged as of December 31, 2005.
We hope the foregoing fully responds to your questions regarding the applicability of Section 3(c)(5)(C) to Crystal River in the circumstances. If you have additional questions regarding this matter, please do not hesitate to contact me at (212) 318-6800 or

[4]	As the staff is aware, we believe that in certain circumstances, investments in B Notes, CMBS, and mezzanine loans (as well as RMBS) may be treated as Qualifying Assets for purposes of the Section 3(c)(5)(C) exclusion. We have not taken this position here because (1) it is not essential to our conclusion that as of December 31, 2005, Crystal River qualifies for the Section 3(c)(5)(C) exclusion, and (2) we are reluctant to request the staff to evaluate our position in the context of this registration statement review proceeding, given the time exigencies involved. We reserve the right, however, to assert this position in other contexts involving consideration of these matters.

Ms. Rochelle K. Plesset
April 19, 2006

mikerosella@paulhastings.com, Michael Zuppone at (212) 318-6906 or michaelzuppone@paulhastings.com, or Wendell Faria at (202) 551-1758 or wendellfaria@paulhastings.com. We very much appreciate the staff’s attention to this matter.
Sincerely,
/s/ Michael R. Rosella

Michael R. Rosella
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Clifford E. Lai Daniel S. Kim Michael Zuppone Wendell M. Faria Jonathan C. Tyras